Filed by XTO Energy Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: XTO Energy Inc.

Commission File No.: 1-10662

The following is the written testimony of Bob R. Simpson, Chairman of the Board and Founder of XTO Energy Inc., at the hearing entitled “The ExxonMobil-XTO Merger: Impacts on U.S. Energy Markets” before the Committee on Energy and Commerce, Subcommittee on Energy and the Environment of the House of Representatives of the United States Congress on January 20, 2010.

Bob R. Simpson

Chairman and Founder, XTO Energy Inc.

U.S. House of Representatives

Subcommittee on Energy and Environment Hearing

January 20, 2010

Chairman Markey… Ranking Member Upton… members of the Subcommittee.

Thank you for the opportunity to appear today to discuss XTO’s merger agreement with ExxonMobil.

Our agreement builds on XTO’s nearly quarter-century of success in developing affordable, reliable, cleaner-burning U.S. unconventional natural gas supplies for use by Americans.

From an humble upbringing in west Texas, I learned a lot about hard work and long hours with my family on our farm. I also got smart enough to realize that our great American education system could open up far reaching opportunities… beyond those sandy cotton and peanut fields. The government was there to help. With the support of one of my heroes, the iconic President John F. Kennedy, a generation of kids got the financial assistance to pursue their academic dreams during the ‘60’s. I was one of them. My dreams took me to Baylor University where I earned two degrees with honors. From that strong foundation, I am proud to have built a career in the exciting, challenging and critical industry of energy in the United States.

Some of you may not be familiar with XTO, so let me share with you a little of our history. I believe it is a great American success story. We started in 1986 as Cross Timbers Oil Company, with a handful of people, no oil and gas assets, some big aspirations and $35 million of investor money.

In the early lean years, the company did not make enough for me to justify a salary. In 1993 we went public with an initial market cap of about $200 million. In 2001 we changed our name to XTO because too many investors thought Cross Timbers was in the timber business. XTO had been our New York Stock Exchange (NYSE) ticker symbol since we went public.

We focused on hiring talented people, encouraging innovation, and turning low-producing oil and natural gas resources into high-producing ones. Later, we turned our attention to U.S. unconventional natural gas – before many others did.

As a relatively abundant, cost effective, cleaner-burning U.S. energy resource, we felt unconventional natural gas had enormous potential in supporting the United States’ growing demand for energy. I believe we made the right call.

Today we are one of the leading producers of natural gas in America with a total resource base equivalent to 45 trillion cubic feet of gas. Our shareholder equity has grown from $35 million in 1986 to $31 billion in our proposed merger. For the last decade our stock performance was number two for all stocks on the New York Stock Exchange (NYSE) increasing on average 42% a year. Our production grew by 714% and our full-time workforce now numbers more than 3300 men and women, nearly all of them working in the U.S.

Throughout our history we have focused on developing technology and operating practices that enable us to produce energy resources safely, efficiently and in an environmentally responsible manner. Every employee of XTO shares in our commitment to operational excellence.

And this commitment has led to success for our company and our country. There is growing evidence that at current consumption rates America now enjoys a more than 100 year supply of natural gas. And, with changes in technology and constantly evolving production innovations, we may have only scratched the surface.

As we have grown and developed, we have always been mindful of the future – and how we could continue to best develop the opportunities that we have been able to identify.

In reviewing our future path, we realized that we needed to look at options to take what we have achieved and bring it to a new level. We recognized that the opportunities before us could best reach their potential if we could find an organization that could bring additional scale, technology and financial capacity to the work we have been doing.

I am pleased to say that we found that organization in ExxonMobil. Our proposed merger would enable us to continue to apply the technical expertise and operational excellence we are known for to a greater number of unconventional natural gas opportunities throughout the United States.

It will combine our strengths with ExxonMobil strengths, including its R&D, project management, operational integrity, environmental performance and financial capacity.

Moving forward, ExxonMobil intends to establish a new upstream organization to manage global development and production of unconventional resources, enabling the rapid development and deployment of technologies and operating practices to increase production. The new organization will be located in Fort Worth, Texas, at XTO’s current offices.

Additional production of domestic unconventional gas will result in increased supplies of energy, which will lead to expanding markets, all of which significantly enhance our energy security.

I strongly believe this proposed merger agreement is a good deal for our shareholders, our employees and our consumers here in the United States. It will support our nation’s economic recovery and energy security while also helping meet our nation’s environmental goals.

I am proud of our company’s success over the years, and look forward to continuing that success with ExxonMobil in the years to come.

Thank you.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ExxonMobil will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of XTO that also constitutes a prospectus of ExxonMobil. ExxonMobil and XTO also plan to file other documents with the SEC regarding the proposed agreement. A definitive proxy statement/prospectus will be mailed to stockholders of XTO. INVESTORS AND SECURITY HOLDERS OF XTO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ExxonMobil and XTO, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at 972-444-1156. Copies of the documents filed with the SEC by XTO will be available free of charge on XTO’s internet website at www.xtoenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting XTO’s Investor Relations Department at 817-870-2800.

ExxonMobil, XTO, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of XTO in connection with the proposed transaction. Information about the directors and executive officers of XTO is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 17, 2009. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 13, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements may concern, among other things, future plans, projections, events or conditions. Such statements are based upon the current beliefs and expectations of ExxonMobil’s and XTO’s management and are subject to significant risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the timing to consummate the proposed merger; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the expected time period; the failure of XTO’s stockholders to approve the merger; ExxonMobil’s ability to promptly and effectively integrate XTO’s businesses; and the diversion of management time on merger-related issues. Other factors that could materially affect ExxonMobil’s and XTO’s actual results, including the timing and extent of changes in oil and gas prices, changes in underlying demand for oil and gas; the timing and results of drilling activity; delays in completing production; treatment and transportation facilities; higher than expected production costs and other expenses; pipeline curtailments by third-parties; general market conditions; and other factors discussed under the heading “Factors Affecting Future Results” on ExxonMobil’s website, in Item 1A of ExxonMobil’s 2008 Form 10-K and in Item 1A of XTO’s 2008 Form 10-K. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ExxonMobil or XTO. Neither ExxonMobil nor XTO assumes any duty to update these statements as of any future date or revise any forward-looking statements. The information contained on XTO’s website and ExxonMobil’s website are not part of this communication.

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